Mail Stop 6010

March 30, 2009

David J. Poston
Vice President and Chief Financial Officer
Targeted Genetics Corporation
1100 Olive Way, Suite 100
Seattle, WA 98101

      Re: Targeted Genetics Corporation
      Schedule 14A
      Filed March 23, 2009
      File No. 0-23930

Dear Mr. Poston:

This is to advise you that we have limited our review of the above-captioned filing to the matters identified in the comments that follow.

Where indicated, we think you should revise your filing in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>PRE 14A</u>

<u>Proposal Two, page 10</u>

1. We note you seek to increase the authorized shares of common stock from 45 million to 445 million. You also list various potential uses for the additional shares.

   - Please include a definitive statement as to whether or not the company currently has any plans to issue any of the shares that would be authorized through this proposal.

- If the company has any plans to issue any of the shares, please describe the plans to the extent they have been determined and quantify the approximate number of shares associated with each such plan.

*　　　*　　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Daniel Greenspan, Special Counsel, at (202) 551-3623, with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director